                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               SYMMETRICOM, INC.
                               (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   871543104
                                (CUSIP Number)


                                George Abraham
                        FBR Ashton, Limited Partnership
                            1001 19th Street, North
                                  18th Floor
                              Arlington, Virginia
                                     22209
                                (703) 312-9707
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 26, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                  Page 1 of 15
                        Exhibit Index Appears on Page 13

                                  SCHEDULE 13D

CUSIP NO. 871543104
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FBR Ashton, Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Maryland
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    329,843
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    831,843
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    329,843
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    831,843
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     831,843
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 871543104
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FBR Opportunity Fund, Ltd. Class A
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Bermuda
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    62,100
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    831,843
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    62,100
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    831,843
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     831,843
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 871543104
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FBR Harness, Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    100,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    831,843
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    100,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    831,843
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     831,843
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 871543104
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Friedman Billings Ramsey Investment Management, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    831,843
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    831,843
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     831,843
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 871543104
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FBR OFFSHORE MANAGEMENT, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    831,843
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    831,843
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     831,843
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 871543104
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Emanuel J. Friedman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    339,900
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    831,843
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    339,900
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    831,843
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     831,843
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, no par value per share (the "Common Stock"), of Symmetricom, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 2300 Orchard Parkway, San Jose, California 95131-1017.

Item 2. Identity and Background

          The Statement is being filed by (1) FBR Ashton, Limited Partnership, a Maryland limited partnership ("Ashton"), (2) FBR Opportunity Fund, Ltd. Class A, a Bermuda chartered corporation ("Opportunity Fund"), (3) FBR Harness, Limited Partnership, a Delaware limited partnership ("Harness") (4) Friedman Billings Ramsey Investment Management, Inc. ("Investment Management"), a Delaware corporation (5) FBR Offshore Management, Inc. a Delaware Corporation ("Offshore Management") and (6) Emanuel J. Friedman, a United States citizen ("Mr. Friedman"), (collectively referred to herein as the "Reporting Persons").

          Ashton, the Opportunity Fund and Harness are investment entities. Investment Management, a registered investment advisor serves as a general partner and as a discretionary investment manager to Ashton. Likewise, Offshore Management is a registered investment advisor that serves the Opportunity Fund as discretionary investment manager. Mr. Friedman serves as the portfolio manager for Ashton and the Opportunity Fund. The principle offices of the Reporting Persons other than the Opportunity Fund are located at 1001 19th Street, North, Arlington, Virginia 22209. The principle offices of the Opportunity Fund are located at 44 Church Street, Hamilton, HM FX Bermuda.

          None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

          Ashton, the Opportunity Fund, Harness and Mr. Friedman expended an aggregate of approximately $10,635,024 (excluding brokerage commissions, if any) to purchase 831,843 shares of Common Stock held by them on January 9, 1998. The source of funds for shares purchased was from the working capital of Ashton, the Opportunity Fund and Harness, as the case may be. The source of funds for shares held by Mr. Friedman was personal funds. In addition, Ashton, the Opportunity Fund, Harness and Mr. Friedman hold these securities through margin accounts maintained with Bear Stearns & Co., Inc., which extends margin credit to either Ashton, the Opportunity Fund, Harness or Mr. Friedman, as the case may be, as and when required to open or carry positions in their accounts, subject to applicable Federal margin requirements, stock exchange rules and the firm's credit policies. The positions held in each account are pledged as collateral security for the repayment of debit balances, if any, in the accounts.

 Item 4. Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each Reporting Person may, depending on market conditions, make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time or effect other transactions which could result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to
Schedule 13D.

          Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

          (a)-(b) On the date of this Statement:

          (i) Ashton is the direct beneficial owner of 329,843 shares of Common Stock, which constituted approximately 2.07% of the issued and outstanding Common Stock.

          (ii) The Opportunity Fund is the direct beneficial owner of 62,100 shares of Common Stock, which constituted approximately 0.39% of the issued and outstanding Common Stock.

          (iii) Harness is the direct beneficial owner of 100,000 shares of Common Stock, which constituted approximately 0.63% of the issued and outstanding Common Stock.

          (iv) Mr. Friedman is the direct beneficial owner of 339,900 shares of Common Stock, which constituted approximately 2.14% of the issued and outstanding Common Stock.

          Each of Ashton, the Opportunity Fund, Harness and Mr. Friedman may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) the shares of Common Stock owned beneficially by each other due to their common control. Each of such persons disclaims beneficial ownership of such shares of Common Stock for all other purposes. In addition, each of Ashton, the Opportunity Fund, Harness and Mr. Friedman may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned beneficially by each other.

          Investment Management in its capacity as general partner and investment manager to Ashton, and Offshore Management in its capacity as investment manager to the Opportunity Fund, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) the shares of Common Stock directly owned beneficially by Ashton and the Opportunity Fund, respectively, as well as the other Reporting Persons due to their common control. Each of such persons disclaims beneficial ownership of such shares of Common Stock for all other purposes. In addition, each of Investment Management and Offshore Management may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned beneficially by the Reporting Persons.

          The percentages used herein are calculated based upon the 15,894,747 shares of Common Stock stated to be issued and outstanding as of September 30, 1997, pursuant to the Company's Form 10-Q for the quarter ended September 30, 1997.

          (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto.

          (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sales of shares of Common Stock.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         Exhibit A:  Joint Filing Agreement among the Reporting
                     Persons.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 1998.
                                 FBR ASHTON, LIMITED PARTNERSHIP

                                 By: /s/ George Abraham
                                       ----------------------------------------
                                 Managing Director of General Partner

                                 FBR OPPORTUNITY FUND, LTD. CLASS A

                                 By: /s/ George Abraham
                                       ----------------------------------------
                                 Alternate Director

                                 FBR HARNESS, LIMITED PARTNERSHIP

                                 By: /s/ George Abraham
                                       ----------------------------------------
                                 Managing Director of General Partner

                                 FRIEDMAN BILLINGS RAMSEY
                                    INVESTMENT MANAGEMENT, INC.

                                 By: /s/ George Abraham
                                       ----------------------------------------
                                 Managing Director

                                 FBR OFFSHORE MANAGEMENT, INC.

                                 By: /s/ George Abraham
                                       ----------------------------------------
                                 Managing Director


                                 /s/  Emanuel J. Friedman
                                 ------------------------------------
                                      Emanuel J. Friedman

                                  Schedule I

                                               Shares           Shares             Price
Name                             Date         Purchased          Sold            Per Share
----                             ----         ---------         ------           ---------

FBR Ashton Limited          11/6/97              20,000                            $14.75
   Partnership
                            11/10/97             20,000                             14.25

                            11/12/97             20,000                             13.75

                            12/11/97             12,000                             12.23

                            12/29/97             32,000                             10.68


FBR Opportunity Fund,       11/6/97               5,000                             14.75
   Ltd. Class A
                            11/10/97              5,000                             14.25

                            12/11/97              3,000                             12.23

                            12/29/97              8,000                             10.68

FBR Harness
   Limited Partnership      11/12/97                             15,000             13.65


Emanuel Friedman            12/26/97            321,900                             10.38

Exhibit Index


Exhibit                                                        Page No.
--------                                                       --------

Exhibit A:        Joint Filing Agreement, dated
                  January 12, 1998, among

                  FBR Ashton, Limited Partnership
                  FBR Opportunity Fund, LTD. Class A
                  FBR Harness, Limited Partnership
                  Friedman Billings Ramsey Investment
                     Management, Inc.
                  FBR Offshore
                     Management, Inc.
                  Emanuel J. Friedman